Filed Pursuant to Rule 433
Registration No. 333-149361
November 15, 2010
PRICING TERM SHEET
5.40% Senior Notes due January 15, 2040

Issuer:	Pacific Gas and Electric Company

Size:	$250,000,000

The 5.40% Senior Notes due January 15, 2040 will be part of the same series of notes as the $550,000,000 principal amount of 5.40% Senior Notes due January 15, 2020, offered and sold by the prospectus supplement dated November 10, 2009 and the accompanying prospectus.

Maturity Date:	January 15, 2040

Coupon:	5.40%

Interest Payment Dates:	January 15 and July 15, commencing on January 15, 2011

Price to Public:	97.499% (plus accrued interest of $18.450 per note for the period from and including July 15, 2010 to but excluding November 18, 2010)

Benchmark Treasury:	3.875% due August 15, 2040

Benchmark Treasury Yield:	4.394%

Spread to Benchmark Treasury:	+118 basis points

Yield:	5.574%

Optional Redemption:	At any time Pacific Gas & Electric Company may, at its option, redeem the 5.40% Senior Notes in whole or in part at a redemption price equal to the greater of:

• 100% of the principal amount of the 5.40% Senior Notes to be redeemed; or

• as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the 5.40% Senior Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 20 basis points, plus, in either case, accrued interest to the redemption date.

Expected Settlement Date:	November 18, 2010 (T+3)

CUSIP / ISIN:	694308 GS0 / US694308GS01

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc.
BBB+ by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBS Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc.
Mizuho Securities USA Inc.
RBC Capital Markets, LLC
The Williams Capital Group, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322; RBS Securities Inc. toll free at 866-884-2071; UBS Securities LLC toll free at 877-827-6444, ext. 561 3884; or Wells Fargo Securities, LLC toll free at 1-800-326-5897.